BTCS Inc.

1901 North Moore Street, Suite # 700

Arlington, Virginia 22209

January 4, 2017

Via EDGAR

Maryse Mills-Apenteng

Special Counsel

Office of Information Technologies and Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, DC 20549

Re:	BTCS Inc.
Preliminary Information Statement on Schedule 14C
Filed December 16, 2016
Revised Preliminary Information Statement on Schedule 14C
Filed December 20, 2016
File No. 000-55141

Dear Ms. Mills-Apenteng:

Please find our responses to the comments received from you in your letter dated December 23, 2016 related to the Preliminary Proxy Statement on Schedule 14C, filed December 16, 2016 (as revised December 20, 2016), for BTCS Inc. (the “Company”). We have reproduced your comments below.

General Information

Does any person have an interest in the adoption of the Reverse Split?, page 2

1.	We note that a number of shares of common stock and warrants will become issuable upon the consummation of the reverse stock split. Please provide tabular disclosure that identifies each of your contractual agreements to issue additional shares or warrants and the number of shares or warrants that will become issuable under each agreement upon consummation of the reverse stock split.

Response to Comment No. 1:

As revised, the Preliminary Proxy Statement includes the following additional disclosure (please see page 3):

The specific contractual agreements pursuant to which we will issue additional shares following the reverse stock split, and the number of shares issuable under each (share numbers are post-split), are listed in the table below. The obligation to issue the shares existed prior to the reverse stock split, but the shares were previously unissuable because the Company lacked sufficient authorized capital.

Maryse Mills-Apenteng

Special Counsel

Securities and Exchange Commission

January 4, 2017

Contractual Agreement	Shares issuable
Subscription Agreement dated January 19, 2015 (Most Favored Nations adjustment – additional shares) Subject to reduction based on 4.99% ownership limitations.	17,110,374
Subscription Agreement dated January 19, 2015 (Most Favored Nations adjustment – additional warrants)	42,775,933
Subscription Agreement dated April 20, 2015 (Most Favored Nations adjustment – additional shares) Subject to reduction based on 4.99% ownership limitations.	91,637,401
Subscription Agreement dated April 20, 2015 (Most Favored Nations adjustment – additional warrants)	128,292,362
5% Original Issue Discount 10% Senior Convertible Note Due September 16, 2016	38,334,769
Anti-Dilution Warrants Issuable Pursuant to Warrant Issued December 16, 2015	97,423,577
20% Original Issue Discount Junior Convertible Notes Due December 5, 2016	7,481,482
8% Convertible Notes Due June 6, 2017	1,833,334
Total	424,889,232

2.	You disclose that you are in default with respect to certain of your debt obligations. Please provide more specific disclosure as to any penalties you have incurred as a result of this default. Investors should understand in practical terms the cost to the company of the failure to effectuate the reverse stock split and the resulting risks.

Response to Comment No. 2:

Maryse Mills-Apenteng

Special Counsel

Securities and Exchange Commission

January 4, 2017

As revised, the Preliminary Proxy Statement includes the following additional disclosure (please see page 4):

Because we previously have been unable to comply with our contractual obligations to issue shares upon the conversion of convertible notes and the exercise of warrants, we have defaulted under the terms of certain agreements with investors, which has caused the Company to incur the following penalties:

Under the terms of our 5% Original Issue Discount 10% Senior Convertible Note Due September 16, 2016 (issued in December 2015) in the original principal amount of $1,450,000, our default on the repayment of the loan resulted in the application of a default interest rate in the amount of 24% per year, the reset of the note conversion price to 60% of the lowest closing price on the OTCQB during the prior 20 trading days, and the entire principal and interest of the notes, plus an additional 30% penalty, coming due immediately. As of December 31, 2016, the face value of the senior notes, interest and penalties was $1,019,267 and is continuing to increase by $579 a day. In addition, if holders of the notes attempt to convert their notes and are unable to, they will be entitled to liquidated damages equal to $1,000 per day for each $100,000 of such purchaser’s original subscription amount. As of December 31, 2016, the Company is booking a liquidated damages liability of $2,856,500 with respect to the senior notes, which is continuing to increase by $14,500 a day, even though no conversion requests have been made.

In addition, under the terms of approximately 6.7 million (pre-split) warrants issued in December 2016 in connection with the note issuances described above, the exercise price of each warrant was reduced to the default exercise price of the related notes, and the warrant holders will also be entitled to damages for any buy-in occurring as a result of the Company’s failure to deliver certificates upon an attempted exercise as described above.

Under the terms of our 20% Original Issue Discount Junior Convertible Notes Due December 5, 2016 (issued in June 2016) in the original principal amount of $125,000, a default occurred due to the default on our senior notes and resulted in the application of a default interest rate in the amount of 24% per year, the reset of the note conversion price to 60% of the lowest closing price on the OTCQB during the prior 20 trading days, and the entire principal and interest of the notes, plus an additional 40% penalty, coming due immediately. As of December 31, 2016, the face value of the junior notes, interest and penalties was $199,267 and is continuing to increase by $117 a day. In addition, if holders of the notes attempt to convert their notes and are unable to, they will be entitled to liquidated damages equal to $1,000 per day for each $100,000 of such purchaser’s original subscription amount. As of December 31, 2016, the Company is booking a liquidated damages liability of $228,750 with respect to the junior notes, which is continuing to increase by $1,250 a day, even though no conversion requests have been made.

Maryse Mills-Apenteng

Special Counsel

Securities and Exchange Commission

January 4, 2017

Amendment to our Articles of Incorporation to Effect a Reverse Split in a Ratio of 1-for-60

Purpose of the Reverse Split, page 3

3.	You disclose that you issued one hundred shares of Series A Preferred Stock to Mr. Allen in order to effectuate the reverse stock split. Exhibit 3.1 to the Form 8-K filed on December 9, 2016 states that these shares have total voting power that is equal to one vote more than the total combined voting power of the common stock and all other series or classes of equity of the company. Moreover, we note that these shares may only vote on a proposal to increase the authorized shares of common stock or effectuate a reverse stock split. Please provide us with an analysis supporting your conclusion that this is permissible under Nevada law.

Response to Comment No. 3:

Our analysis of the relevant provisions of the Nevada Revised Statutes (the “NRS”) is set forth below.

The ability of the Board of Directors (the “Board”) to designate a series of preferred stock is set forth in NRS 78.195, which provides that a corporation’s articles of incorporation may vest authority in the board of directors to prescribe, the classes, series and the number of each class or series of stock and the voting powers, designations, preferences, limitations, restrictions and relative rights of each class or series of stock which shall be described in the board resolution setting forth such designation and the certificate of designations filed with the state.1

The Company’s Articles of Incorporation specifically adopt this provision of the NRS. Article III, Section 3(a) of the Company’s Articles of Incorporation filed with the Nevada Secretary of State on April 15, 2008, as subsequently amended, provides that

The board of directors is hereby vested with authority from time to time to provide by resolution for the issuance of shares of Preferred Stock in one or more series… and to prescribe with respect to each series the voting powers, if any, designations, preferences, and relative, participating, optional, or other special rights, and the qualifications, limitations, or restrictions relating thereto.

1 NRS 78.195(1)

Maryse Mills-Apenteng

Special Counsel

Securities and Exchange Commission

January 4, 2017

It further provides,

Unless the board of directors provides to the contrary…. neither the consent by series or otherwise of the holders of any outstanding Preferred Stock nor the consent of the holders of any outstanding common stock shall be required for the issuance of any new series of preferred stock regardless of the whether the rights and preferences of the new series of preferred stock are senior or superior, in any way, to the outstanding series of preferred stock or common stock.

Further, under the NRS, the ability of the Board to structure the relative voting rights of the holders of that preferred stock, limit those voting rights to particular matters, and make the Company’s redemption rights dependent upon the happening of a particular corporate event are set forth in NRS 78.037, which provides that a corporation’s articles of incorporation may include provisions creating, defining, limiting or regulating…the rights, powers or duties of…any class of the stockholders.2

NRS 78.195 also provides that

the voting powers, designations, preferences, limitations, restrictions and relative rights for the shares of a class or series of stock may be made dependent upon any fact or event which may be ascertained outside the articles of incorporation if the manner in which a fact or event may operate upon the voting powers and other rights is stated in the articles.3 A “fact or event” may include the occurrence of an event, including, without limitation, a determination or action by…the corporation itself.4

Further, the directors of a corporation may take action

to protect the interests of the corporation and its stockholders, including, but not limited to, adopting or signing plans, arrangements or instruments that grant or deny rights, privileges, power or authority to a holder or holders of a specified number of shares or percentage of share ownership or voting power.5

2 NRS 78.037(2)

3 NRS 78.195(4)

4 NRS 78.195(5)

5 Id.

Maryse Mills-Apenteng

Special Counsel

Securities and Exchange Commission

January 4, 2017

Together, the above provisions give the Company’s Board the authority to designate the Series A Preferred Stock, endow it with voting rights superior to the common stock, provide that those voting rights are limited to voting on the Company’s reverse split proposal, and provide that the stock is redeemable upon the Company’s amendment of its Articles of Incorporation to increase available capital.

The ability of the Company to effect its reverse stock split is set forth in NRS 78.2055, which provides:

Unless otherwise provided in the articles of incorporation, a corporation that desires to decrease the number of issued and outstanding shares of a class or series held by each stockholder of record at the effective date and time of the change without correspondingly decreasing the number of authorized shares of the same class or series may do so if:

(a) The board of directors adopts a resolution setting forth the proposal to decrease the number of issued and outstanding shares of a class or series; and

(b) The proposal is approved by the vote of stockholders holding a majority of the voting power of the affected class or series, or such greater proportion as may be provided in the articles of incorporation, regardless of limitations or restrictions on the voting power of the affected class or series.6

As discussed above, the Company’s Articles of Incorporation, through the provisions authorizing the Board to designate a series of preferred stock without shareholder approval, and the Company’s designation of Series A Preferred Stock with special voting rights related to the capital increase, opt out of the default provisions of NRS 78.2055, as permitted by the language “unless otherwise provided in the articles of incorporation,” to provide for the process utilized by the Company to approve the reverse split.

Finally, it was permissible for the Company to utilize a written consent action under NRS 78.320, which provides that

Unless otherwise provided in the articles of incorporation or the bylaws, any action required or permitted to be taken at a meeting of the stockholders may be taken without a meeting if, before or after the action, a written consent thereto is signed by stockholders holding at least a majority of the voting power, except that if a different proportion of voting power is required for such an action at a meeting, then that proportion of written consents is required.7

6 NRS 78.2055(1)

7 NRS 78.320(2)

Maryse Mills-Apenteng

Special Counsel

Securities and Exchange Commission

January 4, 2017

Effects of the Reverse Split, page 3

4.	Please expand the table on page 3 to describe your capitalization both before and after the reverse stock split, taking into account your discussion on page 2 regarding the interest of certain persons in the adoption of the reverse split. The revised table should include the number of shares (i) authorized (ii) issued and outstanding, and (iii) reserved for issuance both before and after the reverse stock split. Please also include the number of shares available for issuance before and after the split.

Response to Comment No. 4:

As revised, the Preliminary Proxy Statement includes the following tabular disclosure (please see page 5):

The number of shares of our common stock authorized, outstanding and reserved for issuance before and after the reverse stock split are detailed below:

	Authorized	Issued and Outstanding (1)	Reserved for Issuance (2)	Available for Issuance
Before Reverse Split	975,000,000	952,756,004	22,243,996	0
After Reverse Split	975,000,000	15,879,267	425,259,961	533,860,772

(1)	Issued and outstanding shares before Reverse Split and after Reverse Split exclude 13,000,000 shares and 216,667 shares, respectively, held in treasury which are reserved for issuance.

(2)	Excludes shares that may need to be issued based on further resets of the note conversion prices or favored nations provisions.

The number of shares of owned and owed to interested persons is detailed below:

	Before Reverse Split (Excludes Owed Securities)			After Reverse Split (Including Issuance of Owed Securities)
	Common Shares	Warrants	Total	Common Shares	Warrants	Total
Charles Allen	34,269,950	218,334	34,488,284	1,561,285	1,607,143	3,168,428
Michal Handerhan	27,561,787	218,334	27,780,121	1,449,482	993,758	2,443,240
Total	61,831,737	436,668	62,268,405	3,010,767	2,600,901	5,611,668

Maryse Mills-Apenteng

Special Counsel

Securities and Exchange Commission

January 4, 2017

The foregoing table excludes a reduction in aggregate of 24,000,000 shares before the Reverse Split (400,000 shares after the Reverse Split) that will be redeemed from Mr. Allen and Mr. Handerhan (12,000,000 shares before the Reverse Split per interested person) by the Company for no consideration pursuant to the voluntary escrow agreement dated February 19, 2016 by and between the interested parties and the Company. The share redemption is a result of the Company’s failure to list on a National Stock Exchange and complete its merger with Spondoolies Tech Ltd. prior to December 31, 2016.

Should the staff have any additional questions or comments after reviewing this response letter, we would appreciate an opportunity to discuss these comments or questions with the staff prior to the distribution of another comment letter. Please direct any questions concerning this response letter to Michael D. Harris, the Company’s legal counsel, at 561-471-3507, mharris@nasonyeager.com.

Sincerely yours,

/s/ Charles Allen
Charles Allen
Chief Executive Officer

CC:	Jeff Kauten, Staff Attorney

Michael D. Harris, Esq.
Nason, Yeager, Gerson, White & Lioce, P.A.